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Exhibit (a)(1)(G)

NOTICE TO PARTICIPANTS IN THE
HAWK CORPORATION 401(K) RETIREMENT PLAN

Date: November 1, 2010

Dear Plan Participant:

The Tender Offer

        As you may be aware, HC Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent"), announced on October 15, 2010, an offer to purchase for cash all outstanding Class A common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Hawk Corporation, a Delaware corporation ("Hawk"), at a price of $50.00 per share in cash, net to the seller (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Also enclosed is Hawk's Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth, among other things, the recommendation by the Hawk's board of directors that Hawk's stockholders accept the Offer and tender their Shares into the Offer.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 14, 2010 (together with any amendments and supplements thereto, the "Merger Agreement"), among Parent, the Purchaser and Hawk. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, the Purchaser will merge with and into Hawk, with Hawk being the surviving corporation (the "Merger" and together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transaction"). Upon the effective time of the Merger, each Share that is outstanding and has not been accepted for purchase pursuant to the Offer (other than Shares that are held by (1) Hawk, Carlisle, the Purchaser and any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (2) Hawk stockholders, if any, who properly perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price in cash, without interest, and Hawk will become a wholly-owned subsidiary of Carlisle.

Your Prompt Response is Requested

        The Offer is being made for all outstanding Shares, including those Shares credited to your account under the Hawk Corporation 401(k) Retirement Plan (the "Plan"). As a participant in the Plan, if a portion of your account is invested in the Hawk Corporation Common Stock Fund (the "Hawk Stock Fund"), you are encouraged to promptly provide directions to Ellen Philip Associates, Inc., acting as the independent tabulation agent (the "Tabulation Agent"), to tender all, some or none of the Shares allocated to your separate Plan account. The Tabulation Agent will remit any tender instructions to Prudential Bank & Trust, FSB, the trustee of the Plan (the "Trustee"). By timely and properly instructing the Tabulation Agent to cause the Trustee to "tender" the Shares allocated to your separate Plan account, you are instructing the Trustee to surrender those Shares for the Offer Price in connection with the Offer.

        If you would like to tender Shares allocated to your account under the Plan in the Offer, you must provide your directions to the Tabulation Agent by promptly completing and returning the enclosed Tender Offer Instruction Form (the "Instruction Form") to the Tabulation Agent. If you do not send timely instructions to the Tabulation Agent, the Trustee will treat this as an instruction NOT to tender.

        In order to direct the Trustee, your direction, however submitted, must be received by the Tabulation Agent, no later than 12:00 noon, New York City time, on Friday, November 26, 2010 (the "Plan Deadline"). You may submit your written instructions by returning your completed, signed and dated Instruction Form in the enclosed postage-prepaid envelope or by mailing it to Ellen Philip Associates, 134 West 26th Street, New York, NY 10001. In the event that the Purchaser extends the expiration date for the Offer (currently 12:00 Midnight, New York City time, on November 30, 2010, the Plan Deadline will automatically be extended to 12:00 noon, New York City time, on the date that is two business days prior to the new expiration date. Any extensions of the expiration date for the Offer will be publicly announced.

Important Note About the Hawk Stock Fund

        Please note, in order for the Trustee to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Hawk Stock Fund. As a result, in general, you may not purchase, sell or otherwise acquire any Shares during this "blackout period" as transactions with respect to the Hawk Stock Fund will be suspended for all participants in the Plan with Shares allocated to their accounts. The blackout period is expected to start on the Plan Deadline. The blackout period could end as soon as the Trustee receives proceeds from the tender of Shares (which is expected to occur promptly following the expiration date of the Offer). However, it may be necessary to extend the blackout period until completion of the Merger. The blackout period may be terminated or delayed in the event of an extension of the Offer. In the event of an extension of the Offer, the blackout period will start on the date that is the extended Plan Deadline and possibly continue until completion of the Merger.

        Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

        During the blackout period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Hawk Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

        During the periods described above, you can determine whether the blackout period has started or ended by contacting the Plan participant services line at 1-800-724-7526 Monday through Friday from 7:00 a.m. to 11:00 p.m., New York City time.

        Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. Given the timing of the Offer, however, this notice could not be provided 30 days in advance.

Enclosed For Your Review

        Enclosed for your review are the following materials about the Offer:

  1.
  the Offer to Purchase, dated November 1, 2010, which contains important details about the Offer;

  2.
  Hawk's Solicitation/Recommendation Statement on Schedule 14D-9;

  3.
  a Letter of Transmittal (for informational purposes only);

  4.
  a Tender Offer Instruction Form; and

  5.
  a postage-paid reply envelope.

        The enclosed information relates only to Shares allocated to your Plan account. If you own other Shares outside of the Plan, you should receive separate mailings relating to those Shares.

  Please Provide Your Instructions to the Tabulation Agent.

        Submit your written instructions by promptly completing, signing and dating the enclosed Instruction Form and mailing it to the Tabulation Agent in the enclosed postage paid reply envelope. If you have instructed the Trustee to tender some or all of the Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new direction, which will have the effect of revoking your prior instruction. No matter how many instructions you submit, only your last instruction received by the Tabulation Agent prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Tabulation Agent on or before the Plan Deadline, which is 12:00 noon, New York City time, on Friday, November 26, 2010.

        Please note, if your Instruction Form is not received on or before the Plan Deadline, the Trustee will NOT tender your Shares, unless required by law to do otherwise. If the Offer and the Merger are successfully completed, any Shares allocated to your Plan account that are not tendered in the Offer will be converted at the effective time of the Merger into the right to receive the Offer Price, without interest, unless you properly exercise appraisal rights under the DGCL.

Proceeds from Tender

        The Trustee will invest proceeds from the tender of the Shares credited to your account under the Plan in the Lifetime Growth Fund. Once the blackout period has ended, you may redirect investment of the proceeds into other investment funds available under the Plan.

Your Decision is Confidential

        All instructions received by the Tabulation Agent from individual participants will be held in confidence and will not be divulged to any person, including Hawk, Parent, the Purchaser or any of their respective directors, officers, employees or affiliates, except the Tabulation Agent will instruct the Trustee regarding the instructions received from individual participants.

For Additional Information

        If you have any questions about the Offer, please contact D.F. King & Co., Inc., the information agent for the Offer, at (800) 659-5550 (toll free) or (212) 269-5550. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. You may also call the above number to request a new Instruction Form or for assistance in filling out the form.

Sincerely,

HAWK CORPORATION

Thomas A. Gilbride
 Plan Administrator

 TENDER OFFER INSTRUCTION FORM
Hawk Corporation 401(k) Retirement Plan

BEFORE SUBMITTING YOUR TENDER OFFER INSTRUCTIONS, YOU SHOULD CAREFULLY READ THE ACCOMPANYING OFFER DOCUMENTS AND ALL ENCLOSED MATERIALS. WHETHER OR NOT YOU DECIDE TO ACCEPT THE OFFER, YOU SHOULD DELIVER YOUR INSTRUCTION TO THE TABULATION AGENT.

CONTROL NUMBER:

Be sure to retain a copy of your control number in case you need it again to issue a new instruction.

As a participant in the Hawk Corporation 401(k) Retirement Plan (the "Plan"), you may instruct Prudential Bank & Trust, FSB, as trustee of the Plan (the "Trustee"), to tender all, some or none of the shares of Hawk Corporation Class A common stock credited to your Plan account pursuant to the offer by HC Corporation (the "Purchaser"), a wholly-owned subsidiary of Carlisle Companies Incorporated.

Please complete, sign and date this form and return it promptly to the Tabulation Agent in the postage-prepaid envelope provided.

Your instruction must be received by the Ellen Philip Associates, Inc., as the Tabulation Agent, no later than 12:00 noon, New York City time, on Friday, November 26, 2010, to be included in the tabulation, unless the acceptance period is extended. If you wish to change a prior instruction, you may do so by issuing a new instruction by mail. Issuing a new instruction will effectively revoke any prior instruction. No matter how many instructions you submit, only your latest instruction will be counted.

I acknowledge receipt of the Offer to Purchase for all of the outstanding shares of Class A common stock of Hawk Corporation at $50.00 net per share in cash by the Purchaser and hereby provide my tender instruction as follows:

Check ONE box below:

  ☐
  TENDER ALL shares of Hawk Corporation Class A common stock credited to my Plan account pursuant to the Offer.

  ☐
  TENDER                  PERCENT (%) (1% - 99%, whole percentage only) of shares of Hawk Corporation Class A common stock credited to my Plan account pursuant to the Offer.

  ☐
  DO NOT TENDER ANY shares of Hawk Corporation Class A common stock credited to my Plan account pursuant to the Offer.

Signature	Date

QuickLinks

  Exhibit (a)(1)(G)
NOTICE TO PARTICIPANTS IN THE HAWK CORPORATION 401(K) RETIREMENT PLAN
The Tender Offer
Your Prompt Response is Requested
Important Note About the Hawk Stock Fund
Enclosed For Your Review
Proceeds from Tender
Your Decision is Confidential
For Additional Information
TENDER OFFER INSTRUCTION FORM Hawk Corporation 401(k) Retirement Plan